October 16, 2015

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:      Staff letter dated September 16, 2015

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Period Ended June 30, 2015

Filed August 20, 2015

Response dated July 22, 2015

This letter is in response to the Staff letter dated September 16, 2015 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: We apologize for the oversight of this not being included in the June 30, 2015 Form 10-Q filing and we will file the executed convertible notes as exhibits to our September 30, 2015 Form 10-Q filing.

Comment No. 2: The increase in deposits on contracts and equipment of $1,225,397 is completely independent from the $610,248 spending on mining and exploration. We are unsure how to reconcile these amounts as they are separate and unrelated. The mining and exploration amount is related to work done to prepare the mine site for future mining. The equipment is for building our new processing plant but is listed as deposits since the actual construction was not ready to begin until 2015.

Comment No. 3: We refer back to our comment 11 response on July 22, 2013 regarding all the obstacles that the Company has and continues to face with funding and liquidity. The Company disclosed the $8,800,000 debt facility agreement in the Liquidity and Capital Resources which the Company is using for its project at Toukhmanuk only per the terms of the funding. The remaining projects and Company expenses are not covered by this debt facility. The Company faces obstacles with the remaining expenses and has reported this and its going concern due to it. Additionally, relating to the inclusion of amounts owed to the Company from other partiers, we have previously had discussions with the Staff on this topic including the Staff letters dated July 10, 2013 and August 8, 2013 under Comment 4 and calls with Craig Arakawa and others. It was agreed that if there was no degree of assurance for the Company in receiving these amounts and relying on these amounts as funding then they should not be included in the Liquidity and Capital Resources section.

 Global Gold Corporation •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Comment No. 4: We reissue our response - Both the Armenian language original and an English translation were and are posted on our website: http://www.globalgoldcorp.com/key-downloads or can be reached by going to www.globalgoldcorp.com and then clicking on Investors then Key-Downloads. Under the “Tukhmanuk, Marjan and Getik Licenses/Permits and Unofficial Translations,” look at the Previous Documents section for the last two PDF documents which are 229KB PDF Document and 285KB PDF Document.

Comment No. 5: The employees are not executive officers or other related party as defined in Instruction 1 to Item 404(a) and are not included in this comment.

Comment No. 6: The Company does not reflect the amounts due from Consolidated Resources on the Company’s financial statements. This is informational to show additional cause for the Company’s statement of Consolidated Resources breaching its agreements and to show amounts that would be owed to the Company if these breaches were remedied. The basis for these amounts is the joint venture revolutions and agreements as well as the Global Gold Consolidated Resources draft audit report which was prepared for the accounting called for by the 2013 Signature Merger transaction. However, since there can be no assurance of these remedies occurring, the Company is not reflecting these amounts in the Company’s financial statements.

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan Dulman
Jan Dulman
Chief Financial Officer

cc: Van Krikorian

       John E. Schmeltzer, III, Esq.